UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

COMPAÑÍA ANÓNIMA NACIONAL
TELÉFONOS DE VENEZUELA (CANTV)
(Name of Subject Company (Issuer))
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Subject Company (Issuer) into English)
BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Filing Person (Offeror))
American Depositary Shares (ADSs),
each representing seven shares of Class D Common Stock,
nominal value Bs. 36.90182224915 per share
(Title of Class of Securities)
204421101
(CUSIP Number of Class of Securities)
Yosmary García
Comisión Nacional de Telecomunicaciones
Av. Veracruz, Edificio CONATEL — Nueva Sede
Las Mercedes, Caracas 1050-A,
Venezuela
(58) 212 909 0493
with copy to

Lawrence Goodman, Esq.
Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
(Name, address, and telephone number of
person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$889,524,287	$27,309(3)

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying 59,909,057 (which is the estimate of the number of ADSs outstanding) by the offer price of US$14.84791 per ADS.

(2)	The filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007 and is derived by multiplying the transaction valuation by 0.00003070.

(3)	Previously paid.
☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
       ☑     third-party tender offer subject to Rule 14d-1.
       ☐     issuer tender offer subject to Rule 13e-4.
       ☐     going-private transaction subject to Rule 13e-3.
       ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1, 4, 5, 8 and 11.
Item 12. Exhibits.
SIGNATURE

INTRODUCTION
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission (“SEC”) on April 9, 2007 by the Bolivarian Republic of Venezuela (the “Venezuelan Republic”) in connection with the Venezuelan Republic’s offer (the “U.S. Offer”) to purchase any and all outstanding American Depositary Shares (the “ADSs”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a company (compañía anónima) organized under the laws of the Venezuelan Republic (“CANTV”), at a price of US$14.84791 per ADS in cash, without interest and subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by CANTV with a record date that is fixed as of a date prior to the Venezuelan Republic’s acceptance for payment of ADSs tendered into the U.S. Offer, on the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated April 9, 2007 (the “U.S. Offer to Purchase”) and the accompanying ADS Letter of Transmittal. This TO Amendment No. 1 is filed on behalf of the Venezuelan Republic.
     This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the U.S. Offer to Purchase and the ADS Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the U.S. Offer to Purchase.
Items 1, 4, 5, 8 and 11.
     Items 1, 4, 5, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the U.S. Offer to Purchase and the accompanying ADS Letter of Transmittal, are hereby amended and supplemented as follows:
     1. The paragraph titled “Internal Revenue Service Circular 230 Notice” on page ii of the U.S. Offer to Purchase is deleted in its entirety.
     2. The answer on page 2 to the question, “I hold Class D Common Shares. How can I participate in the U.S. Offer?” in the section titled “Summary Term Sheet” of the U.S. Offer to Purchase is hereby amended by inserting the following as the second paragraph following the bullet points:
     “The closing price of Common Shares on the Caracas Stock Exchange on the last trading day for Common Shares immediately prior to the commencement of the Offers was Bs. 6,977.93 per Common Share. Assuming the Bolivar Exchange Rate is Bs. 2,150.00 on the settlement date for the Venezuelan Offer, holders of Common Shares that tender into the Venezuelan Offer would receive Bs. 4,560.43 for each Common Share tendered. For more information, see “THE U.S. OFFER — Section 6 — Price Range of ADSs and Class D Common Shares; Dividends.”
     3. The sixth bullet point in the answer on page 7 to the question, “What are the conditions of the U.S. Offer?” in the section titled “Summary Term Sheet” of the U.S. Offer to Purchase is hereby amended and restated in its entirety and replaced with the following:
     “there shall not have occurred any change in CANTV’s outstanding capitalization (other than immaterial changes in the ordinary course of business) or any material corporate reorganization or restructuring or similar transaction; and”
     4. The second and third sentences in the second paragraph of the answer on page 7 to the question, “Can the U.S. Offer be extended and under what circumstances?” in the section titled “Summary Term Sheet” of the U.S. Offer to Purchase are hereby deleted in their entirety and replaced with the following:
     “A subsequent offering period, if one is included, is not an extension of the U.S. Offer, which already would have expired. A subsequent offering period is an additional period of time that would begin immediately after 9:00 a.m., New York City time, on the first business day after the Expiration Date, and during which holders of ADSs that did not participate in the U.S. Offer may tender, but not withdraw, their ADSs and receive the offer consideration. If the Venezuelan Republic elects to include any subsequent offering period, it will make a public announcement of such inclusion no later than 9:00 a.m., New York City time, on the first business day after the Expiration Date.”
     5. The first sentence of the second paragraph of the answer on page 9 to the question, “Do the holders of ADSs or Common Shares have appraisal rights in connection with the Offers?” in the section titled “Summary Term Sheet” of the U.S. Offer to Purchase is hereby amended and restated in their entirety and replaced with the following:
     “Also, by tendering into the U.S. Offer according to the procedures described in this U.S. Offer to Purchase, you will be agreeing that, to the maximum extent permissible under applicable law and effective upon the Venezuelan Republic’s payment for the ADSs you tender into the U.S. Offer, you are irrevocably waiving and releasing the Venezuelan Republic and its affiliates from claims in relation to the U.S. Offer or to your ownership of Common Shares and/or ADSs.”
     6. The first and second sentences of the fifth and final paragraph in the section of the U.S. Offer to Purchase titled “Section 1 — Terms of the Offer; Expiration Date” that begins on page 16 are hereby amended and restated in their entirety and replaced with the following:
     “Under Rule 14d-11 of the Exchange Act, the Venezuelan Republic may, subject to certain conditions, elect to provide a subsequent offering period following expiration of the U.S. Offer of between three U.S. business days and 20 U.S. business days in length after the Expiration Date and acceptance for payment of the ADSs tendered into the U.S. Offer. A subsequent offering period, if one is included, is not an extension of the U.S. Offer, which already would have expired. A subsequent offering period is an additional period of time that would begin immediately after 9:00 a.m., New York City time, on the first business day after the Expiration Date, and during which holders of ADSs that did not participate in the U.S. Offer may tender their ADSs and receive the offer consideration.”
     7. The fifth and final paragraph of the section of the U.S. Offer to Purchase titled “Section 1 — Terms of the Offer; Expiration Date” that begins on page 16 is hereby amended by adding the following as the second to last sentence thereof:
     “If the Venezuelan Republic elects to include any subsequent offering period, it will make a public announcement of such inclusion no later than 9:00 a.m., New York City time, on the first business day after the Expiration Date.”
     8. The clause “as promptly as practicable following the expiration or termination of the U.S. Offer” in the last paragraph of the section of the U.S. Offer to Purchase titled “Section 2 — Acceptance for Payment” is hereby amended and restated in its entirety and replaced with the following:
     “promptly following the expiration or termination of the U.S. Offer.”
     9. The first full paragraph on page 22 of the U.S. Offer to Purchase under the caption “Waiver and Release from ADS Holders” is hereby amended and restated in its entirety and replaced with the following:
     “By tendering into the U.S. Offer according to any one of the procedures described above, each tendering ADS holder will be agreeing that, to the maximum extent permissible under applicable law and effective upon the Venezuelan Republic’s payment for the ADSs tendered pursuant to the U.S. Offer, such tendering ADS holder is irrevocably waiving and releasing the Venezuelan Republic and each of its affiliates from any and all claims of any nature that such tendering ADS holder might have against the Venezuelan Republic or any of its affiliates in relation to the U.S. Offer or to the ADS holder’s ownership of Common Shares and/or ADSs. For clarification, the claims being waived are claims based on actions and/or omissions by the Venezuelan Republic or any of its affiliates, including in any of their capacity as a regulator of CANTV, in connection with or in furtherance of the Venezuelan Republic’s nationalization of CANTV, whether such claims arise under statutory law, common law, international law or otherwise, but exclude any claims arising under Section 14(d) or 14(e) of the Exchange Act or Regulation 14D or 14E thereunder.”
     10. The second sentence of the first paragraph under the caption “Material Tax Considerations” on page 23 of the U.S. Offer to Purchase is hereby amended and restated in its entirety and replaced with the following:
     “This summary is based on the laws in Venezuela and the United States in effect on the date hereof, which are subject to change and which changes may have retroactive effect.”
     11. The second sentence of the first paragraph under the caption “Material U.S. Federal Income Tax Consequences — U.S. Holders” on page 24 of the U.S. Offer to Purchase is hereby amended and restated in its entirety and replaced with the following:
     “This discussion does not purport to be tax advice, and may not be applicable depending upon a U.S. Holder’s particular situation.”
     12. The first sentence in the third paragraph under the caption “Material U.S. Federal Income Tax Consequences — U.S. Holders” on page 24 of the U.S. Offer to Purchase is hereby amended and restated in its entirety and replaced with the following:
     “This summary is directed solely at U.S. Holders who hold their ADSs as capital assets and whose functional currency is the U.S. dollar.”
     13. The third full paragraph on page 27 in the section of the U.S. Offer to Purchase titled “Section 5 — Material Tax Considerations” is hereby deleted in its entirety.
     14. The following is hereby added on page 31 as the final paragraph under the caption “Exchange Rates” of the section of the U.S. Offer to Purchase titled “Section 7 — Certain Information Concerning CANTV”:
     “The closing price of Common Shares on the Caracas Stock Exchange on the last trading day for Common Shares immediately prior to the commencement of the Offers was Bs. 6,977.93 per Common Share. Assuming the Bolivar Exchange Rate is Bs. 2,150.00 on the settlement date for the Venezuelan Offer, holders of Common Shares that tender into the Venezuelan Offer would receive Bs. 4,560.43 for each Common Share tendered. As discussed elsewhere in this U.S. Offer to Purchase, holders of Class D Common Shares (including Class D Common Shares that result from conversion of Common Shares from other classes in accordance with CANTV’s Estatutos (by-laws)) may exchange their Class D Common Shares for ADSs and participate in the U.S. Offer and therefore receive payment in U.S. dollars.”
     15. The second and third bullet points in the fifth paragraph in the section of the U.S. Offer to Purchase titled “Section 8 — Certain Information Concerning the Venezuelan Republic” are hereby amended and restated in their entirety and replaced with the following:
“	•	neither the Venezuelan Republic nor, to the best of the Venezuelan Republic’s knowledge, any ministry, subdivision, department, agency or other instrumentality, or any associate or majority-owned company of or other corporate entity owned by the Venezuelan Republic, has effected any transaction in the Common Shares or ADSs during the past 60 days;

	•	there are no transactions that occurred during the past two years between the Venezuelan Republic on the one hand and CANTV or its executive officers, directors or affiliates, on the other hand, that the Venezuelan Republic is required to disclose pursuant to Item 1005(a) of Regulation M-A under the Exchange Act; and”
     16. The second and third sentences of the third full paragraph on page 34, which is in the section of the U.S. Offer to Purchase titled “Section 10 — Extension of the Tender Period; Termination, Amendment,” are hereby amended and restated in their entirety and replaced with the following:

     “A subsequent offering period, if one is included, is not an extension of the U.S. Offer, which already would have expired. A subsequent offering period would be an additional period of time that would begin immediately after 9:00 a.m., New York City time, on the first business day after the Expiration Date, and during which holders of ADSs that did not participate in the U.S. Offer would be able to tender ADSs (and holders of Class D Common Shares that did not participate in the Venezuelan Offer or the U.S. Offer would be able to deposit their Class D Common Shares for exchange into ADSs to be tendered into the U.S. Offer).”
     17. Subparagraph (vi) on page 35 of the U.S. Offer to Purchase is hereby amended and restated as follows:
     “there shall not have occurred any change in CANTV’s outstanding capitalization (other than immaterial changes in the ordinary course of business) or any material corporate reorganization or restructuring or similar transaction; and”
     18. The fourth and final paragraph of the section of the U.S. Offer to Purchase titled “Section 11 — Conditions to the U.S. Offer” which is on page 35 is hereby amended by adding the following as the last sentence thereof:
     “For clarification, if the Venezuelan Republic elects to waive any condition that is not satisfied, then except for conditions that are subject to government approvals or otherwise to applicable law, it will make such determination and waive such condition on or before the expiration of the U.S. Offer.”
     19. The section of the U.S. Offer to Purchase titled “Section 13 — Background of the Offers; Past Contacts with CANTV” that begins on page 36 is hereby amended and restated in its entirety and replaced with the following:
     “On January 8, 2007, the President of the Venezuelan Republic announced the intention of the Venezuelan Republic to nationalize Venezuelan companies operating in certain strategic sectors. These companies included CANTV. In furtherance of such intention, the Venezuelan Republic requested a meeting with Verizon, as the holder of the largest block of CANTV’s outstanding Shares, regarding a possible transaction in which the Government would acquire Verizon’s interest in CANTV.
     On or about Wednesday, January 24, 2007, representatives of the Venezuelan Republic and of Verizon met for the first time, in New York. The Venezuelan Republic explained its desire to negotiate an agreement with Verizon to provide for the acquisition, and invited Verizon to Caracas to discuss such an agreement.
     On or about Friday, January 26, 2007, representatives of the Venezuelan Republic and of Verizon met in Caracas. The parties discussed a range of prices and reached general consensus that an agreement could be reached.
     The parties met for a third time on or about Thursday, February 1, 2007, in Caracas. At this meeting, the price was agreed on, subject to approval by the parties’ respective principals and finalization of the remaining terms of the agreement. Following this meeting, on February 2, 2007, Verizon delivered a draft of a proposed Stock Purchase Agreement to the Venezuelan Republic.
     During the week of February 5, 2007, representatives of the parties held a series of meetings, and also communicated by telephone and emails, to negotiate the terms of an agreement. As a result of these negotiations, the proposed stock purchase transaction was replaced with a transaction structured as an agreement to tender.
     On February 9, 2007, the Venezuelan Republic delivered to Verizon a draft of the Spanish version of the agreement, which would be treated as the official version of the agreement. The parties agreed to revisions to the language of this official version of the agreement during February 9 and February 10, 2007. No changes were required or made to the English version as a result of these revisions.
     On February 12, 2007, representatives of the Venezuelan Republic met with representatives of Verizon in Caracas, Venezuela, to finalize an agreement to be reflected in a memorandum of understanding, and during the evening of February 12, 2007, the Government of the Venezuelan Republic and Verizon signed the

Memorandum of Understanding at a ceremony held at the Palacio de Miraflores in Caracas, Venezuela. On the same date, the Venezuelan Republic announced the execution of the Verizon Memorandum at a press conference held at the Palacio de Miraflores in Caracas, Venezuela.”
     20. The third full paragraph on page 37 which is in the section of the U.S. Offer to Purchase titled “Section 15 — The Verizon Memorandum” is hereby amended by replacing the last sentence thereof with the following:
     “The Venezuelan Republic believes that the differences are immaterial. As such, the Venezuelan Republic believes that GTE Venholdings will tender its ADSs and Common Shares into the Offers.”
     21. Subsection (iii) on page 5 of the ADS Letter of Transmittal is hereby amended by adding the following as the last sentence thereof:
     “For clarification, the claims being waived are claims based on actions and/or omissions by the Venezuelan Republic or any of its affiliates, including in any of their capacity as a regulator of CANTV, in connection with or in furtherance of the Venezuelan Republic’s nationalization of CANTV, whether such claims arise under statutory law, common law, international law or otherwise, but exclude any claims arising under Section 14(d) or 14(e) of the Exchange Act or Regulation 14D or 14E thereunder.”
     22. The following paragraph on page 6 of the ADS Letter of Transmittal is deleted in its entirety:
     “The undersigned agrees to ratify each and every act or thing which may be done or effected by any director, or other person nominated by the Venezuelan Republic or their respective agents, as the case may be, in the exercise of his or her powers and/or authorities hereunder.”
     23. The following paragraph on page 13 of the ADS Letter of Transmittal is deleted in its entirety:
     “IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. Federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used (i) by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code or (ii) for promoting, marketing or recommending to another party any transaction or matter addressed herein.”
Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	U.S. Offer to Purchase dated April 9, 2007*

(a)(1)(B)	Form of ADS Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(C)	Form of ADS Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(5)(A)	Summary Advertisement as published in The New York Times on April 9, 2007*

(b)	None

(d)	Memorandum of Understanding, dated February 12, 2007, by and among, Verizon Communications Inc., GTE Venholdings B.V. and the Bolivarian Republic of Venezuela (incorporated by reference to the pre-commencement Schedule TO-C filed by the Bolivarian Republic of Venezuela on February 23, 2007)*

(g) through (h)	None

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2007

BOLIVARIAN REPUBLIC OF VENEZUELA
By:	/s/ Jesse Chacón Ecsamillo
	Name:	Ing. Jesse Chacón Ecsamillo
	Title:	Minister of Telecommunications and Information of the Bolivarian Republic of Venezuela